UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): December 22, 2005 (December 20, 2005)

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 1.01 Entry into a Material Definitive Agreement

On December 20, 2005, Puget Sound Energy, Inc. ("PSE"), a wholly owned subsidiary of Puget Energy, Inc., and PSE Funding, Inc. ("PSE Funding"), a wholly owned subsidiary of PSE, entered into a $200 million accounts receivable securitized borrowing facility (the "Receivables Facility"). The Receivables Facility is the functional equivalent of a revolving line of credit secured by receivables, and replaces the $150 million off-balance sheet accounts receivable facility of PSE and its wholly owned subsidiary, Rainier Receivables, Inc., that was terminated concurrently with the closing of the Receivables Facility.

Pursuant to a Receivables Sale Agreement between PSE and PSE Funding, PSE will sell and/or contribute to PSE Funding substantially all of its receivables from the sale of electricity or gas to its customers and related rights (collectively, the "Receivables") and will assign to PSE Funding the deposit accounts into which the proceeds of such Receivables are paid. The Receivables will be sold by PSE to PSE Funding at a discount, the percentage of which is determined by taking into account the time value of money and the risk of nonpayment, and is subject to adjustment for future sales to reflect changes in prevailing interest rates and collection experience. PSE Funding will be consolidated in the financial statements of Puget Energy and PSE. The Receivables Sale Agreement is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Under a Loan and Servicing Agreement among PSE as Servicer, PSE Funding as Borrower, the commercial paper conduits from time to time party thereto as "Conduit Lenders," the financial institutions from time to time party thereto as "Committed Lenders" (the Conduit Lenders and Committed Lender are collectively referred to as the "Lenders") and JPMorgan Chase Bank, N.A., as Program Agent, PSE Funding may borrow up to $200 million to fund its acquisition of the Receivables under the Receivables Sale Agreement. PSE Funding will secure such borrowings with a pledge of the Receivables and the deposit accounts into which collections of the Receivables are deposited. While the amount of the Lender's commitment under the Receivables Facility is $200 million, the amount of borrowing availability under the Receivables Facility is determined by a borrowing base, which is calculated based upon the advance basis and the amount of Receivables pledged to the Program Agent for the benefit of the Lenders at any given time. PSE will act as Servicer to service the collection of the Receivables.

Costs of the Receivables Facility include annual program, liquidity and administrative fees based on PSE's corporate credit rating. Interest rates on borrowings under the Receivables Facility are expected to be based upon prevailing asset-backed commercial paper rates. If these rates are not available from the Conduit Lenders, the borrowing rate would be set at LIBOR, if available, plus a margin based upon PSE's corporate credit rating.

The Loan and Servicing Agreement provides that an event of default (referred to in the Loan and Servicing Agreement as an "event of termination") shall occur if, among other circumstances, as of the last day of any fiscal quarter, PSE's consolidated indebtedness exceeds 65% of PSE's total capitalization. The Loan and Servicing Agreement is filed as Exhibit 10.2 hereto and incorporated herein by reference.

The commitment of the Committed Lenders under the Receivables Facility has a term of 364 days, which term may be extended by agreement of the parties for additional 364-day periods over the subsequent four years. In the event that the commitment is not extended, then at the discretion of PSE Funding, the Committed Lenders will make an advance into a cash collateral account in an amount equal to the unused commitment under the Receivables Facility. PSE Funding would then be able to obtain an advance from the cash collateral account if and when the borrowing base is sufficient to secure the requested advance. In any event, all amounts outstanding on the Receivables Facility are due and payable on or before December 20, 2010.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant

The information in Item 1.01 with respect to the $200 million accounts receivable securitized borrowing facility entered into on December 20, 2005 is hereby incorporated by reference.

Item 9.01: Financial Statements and Exhibits

(d)   Exhibits

      10.1   Receivables Sale Agreement, dated as of December 20, 2005, between Puget Sound Energy, Inc. and PSE Funding, Inc.

      10.2   Loan and Servicing Agreement, dated as of December 20, 2005, among Puget Sound Energy, Inc., as Servicer, PSE Funding, Inc., as Borrower, the commercial paper conduits from time to time party thereto, as Conduit Lenders, the financial institutions from time to time party thereto, as Committed Lenders, and JPMorgan Chase Bank, N.A., as Program Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.
PUGET SOUND ENERGY, INC.

Dated: December 22, 2005   By: /s/ James W. Eldredge
                                           James W. Eldredge
                                           Vice President, Corporate Secretary
                                           and Controller

INDEX TO EXHIBITS

Exhibit Number	Description
10.1	Receivables Sale Agreement, dated as of December 20, 2005, between Puget Sound Energy, Inc. and PSE Funding, Inc.
10.2	Loan and Servicing Agreement, dated as of December 20, 2005, among Puget Sound Energy, Inc., as Servicer, PSE Funding, Inc., as Borrower, the commercial paper conduits from time to time party thereto, as Conduit Lenders, the financial institutions from time to time party thereto, as Committed Lenders, and JPMorgan Chase Bank, N.A., as Program Agent.